Atlanta Gold Inc
(formerly Twin Mining Corporation)
(a development stage company)

Interim Report - Third Quarter

September 30, 2007

Notice to Readers

The consolidated financial statements and the accompanying notes contained in this report have not been reviewed by the Company's auditor.

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)

Consolidated balance sheets

(Canadian dollars)(unaudited)

	As At	As At
	September 30	December 31
	2007	2006
Assets	$	$
Current assets
Cash and cash equivalents	197,237	1,685,105
Receivables	67,000	27,736
Prepaid expenses	137,291	319,152
Supply inventory	30,000	136,657
	431,528	2,168,650
Mineral properties (note 4)	39,224,227	36,146,645
Fixed assets	339,404	94,308
Total assets	39,995,159	38,409,603
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,470,394	2,049,003
Future income tax liability	6,475,781	5,449,753
	7,946,175	7,498,756
Nature of operations and going concern (note 1)
Contingencies and commitments (note 10)
Shareholders' equity
Capital stock	66,626,176	63,500,087
Warrants (note 7)	33,804	103,645
	66,659,980	63,603,732
Contributed surplus	4,214,680	4,138,764
Accumulated deficit	(38,825,676)	(36,831,649)
	32,048,984	30,910,847
Total liabilities and shareholders' equity	39,995,159	38,409,603

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2006 Annual Report.

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)

Consolidated statements of loss, deficit, and comprehensive loss

(Canadian dollars)(unaudited)

	Cumulative,
	since Inception
	(March 6, 1985) to	Three months ended September 30		Nine months ended September 30
	30-Sep-07	2007	2006	2007	2006
	$	$	$	$	$
Interest and other income	1,877,052	5,453	5,299	26,308	15,347
General and administrative expenses :
Salaries and management fees	6,167,427	89,324	133,792	225,840	353,657
Stock based compensation	935,580	6,075	37,702	6,075	197,094
Professional fees	4,285,212	183,969	309,601	456,792	475,466
Investor relations	2,773,903	14,821	22,901	141,211	160,504
Interest	287,988	5,084	51,500	21,201	71,989
Administrative and office	3,919,756	51,892	56,010	165,969	149,049
Depreciation	152,046	1,981	-	5,881	8,175
	18,521,912	353,146	611,506	1,022,969	1,415,934
Foreign exchange loss (gain)	83,739	(26,177)	(19,665)	(19,798)	(24,666)
Future income tax expense	3,500,677	416,968	-	1,017,164	-
Mineral property costs written off	18,596,400	-	-	-	-
	40,702,728	743,937	591,841	2,020,335	1,391,268
Loss and comprehensive loss for the period	38,825,676	738,484	586,542	1,994,027	1,375,921
Accumulated deficit, beginning of period,	-	38,087,192	32,004,994	36,831,649	31,215,615
Accumulated deficit, end of period	38,825,676	38,825,676	32,591,536	38,825,676	32,591,536
Weighted average number of post consolidation
shares outstanding (note 6)		17,372,044	12,908,664	17,372,044	12,908,664
Loss per share (basic and fully diluted)		0.043	0.045	0.115	0.107

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2006 Annual Report.

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)

Consolidated statements of cash flow

(Canadian dollars)(unaudited)

	Cumulative,
	since Inception
	(March 6, 1985) to	Three months ended September 30		Nine months ended September 30
	30-Sep-07	2007	2006	2007	2006
CASH FLOW FROM (USED FOR):	$	$	$	$	$
Operating activities
(Loss) earnings for the period	(38,825,676)	(738,484)	(586,542)	(1,994,027)	(1,375,921)
Add (deduct) items not involving cash:
Depreciation & amortization	152,046	1,981	-	5,881	8,175
Future income tax expense	3,500,677	416,968	-	1,017,164	-
Mineral property costs written off	18,596,400	-	-	-	-
Stock-based compensation expense (note 7)	935,580	6,075	37,702	6,075	197,094
Increase in non-cash working capital	1,882,248	202,586	479,521	(329,353)	(738,407)
	(13,758,725)	(110,874)	(69,319)	(1,294,260)	(1,909,059)
Financing activities
Issuance of common shares, net of share issue costs	59,281,209	-	4,012,567	3,134,951	4,195,474
Issuance of flow through shares, net of share issue costs	12,853,631	-	-	-	25,709
	72,134,840	-	4,012,567	3,134,951	4,221,183
Investing activities
Fixed asset additions	(641,950)	(79,200)	(9,810)	(311,289)	(13,479)
Mineral property expenditures
Abitibi Gold Property	(1,292,318)	(25,285)	(25,088)	(38,896)	(25,569)
Atlanta Gold Property	(28,357,863)	(1,239,009)	(434,502)	(2,922,624)	(1,378,473)
Brodeur Diamond Property	(12,507,851)	122,846	(193,304)	(55,750)	(546,134)
Torngat Diamond Property	(3,601,563)	-	(8,954)	-	(10,704)
Other Mineral Properties	(11,777,333)	-	-	-	-
	(57,536,928)	(1,141,448)	(661,848)	(3,017,270)	(1,960,880)
	(58,178,878)	(1,220,648)	(671,658)	(3,328,559)	(1,974,359)
(Decrease) increase in cash	197,237	(1,331,522)	3,271,590	(1,487,868)	337,765
Cash,beginning of period	-	1,528,759	18,849	1,685,105	2,952,674
Cash,end of period	197,237	197,237	3,290,439	197,237	3,290,439

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2006 Annual Report.

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)

Consolidated statements of shareholders' equity

(Canadian dollars)(unaudited)

	Shares issued and subscribed
	Number of	Ascribed	Warrants	Contributed	Accumulated
	shares	value	value	Surplus	deficit	Total
		$	$	$	$	$
Balance, December 31, 2005	180,984,220	59,056,603	3,071,847	898,998	(31,215,615)	31,811,833
Issue of shares for debt
- at $0.18 per common share, net of share issue costs	1,222,222	182,907	-			182,907
- at $0.115 per common share, net of share issue costs	870,000	94,360	-			94,360
Issue of shares for cash
- at $0.15 per flow thru share, net of share issue costs	1,666,666	5,844	19,865			25,709
- at $0.115 per common share, net of share issue costs	38,617,393	4,112,197	38,216			4,150,413
Share issue costs recovered in respect of
CEE renounced in prior years	-	48,176				48,176
Stock-based compensation				213,483		213,483
Warrants expiring unexercised			(3,026,283)	3,026,283
Loss for the year					(5,616,034)	(5,616,034)
Balance, December 31, 2006	223,360,501	63,500,087	103,645	4,138,764	(36,831,649)	30,910,847
Share consolidation, on a basis of 15 pre-consolidation
shares for 1 post consolidation share (note 6)	(208,469,790)	-				-
Issue of shares for cash
- at $0.90 per common share, net of share issue costs	3,722,000	3,134,951	-			3,134,951
Share issue costs regarding CEE renounced	-	(8,862)				(8,862)
Stock-based compensation				6,075		6,075
Warrants expiring unexercised (note 7)			(69,841)	69,841		-
Loss for the period to date					(1,994,027)	(1,994,027)
Balance, September 30, 2007	18,612,711	66,626,176	33,804	4,214,680	(38,825,676)	32,048,984

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2006 Annual Report.

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)

Consolidated statements of mineral properties

(Canadian dollars)(unaudited)

	Cumulative,
	since Inception	As At	As At
	(March 6, 1985) to	September 30	December 31
	30-Sep-07	2007	2006
	$	$	$
Brodeur Diamond Property
Balance, beginning of period	-	9,452,101	11,080,554
Drilling, assays and related field work	11,054,366	38,255	398,105
Project administration and general	434,434	425	23,442
Property acquisition and holding costs	1,183,200	150,000	150,000
Costs recovered during the year	(132,930)	(132,930)	-
Property costs written off	(3,031,219)	-	(2,200,000)
Total expenditures during the period	9,507,851	55,750	(1,628,453)
Balance, end of period	9,507,851	9,507,851	9,452,101
Abitibi Gold Property
Balance, beginning of period	-	1,272,815	1,058,842
Drilling, assays and related field work	1,885,185	5,649	187,414
Project administration and general	26,791	8,247	5,059
Property acquisition and holding costs	100,000	25,000	25,000
Costs recovered during the year	(696,765)	-	-
Property costs written off	(3,500)	-	(3,500)
Total expenditures during the period	1,311,711	38,896	213,973
Balance, end of period	1,311,711	1,311,711	1,272,815
Atlanta Gold Property
Balance, beginning of period	-	25,421,729	23,549,988
Drilling, analysis, investigations and design	22,445,778	2,653,200	1,606,147
Project administration and general	3,434,334	263,736	148,772
Property acquisition and holding costs	3,238,067	66,000	116,822
Costs recovered during the year	(713,514)	-	-
Total expenditures during the period	28,404,665	2,982,936	1,871,741
Balance, end of period	28,404,665	28,404,665	25,421,729
	39,224,227	39,224,227	36,146,645

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2006 Annual Report.

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)

Notes to the Interim Consolidated Financial Statements

(Canadian dollars)(unaudited)

1. NATURE OF OPERATIONS AND GOING CONCERN

Effective March 22, 2007, the Company's name was changed from Twin Mining Corporation to Atlanta Gold Inc. (the "Company") and the Company's outstanding common shares were consolidated on the basis of one consolidated share for each fifteen pre-consolidated shares.

The Company's two diamond properties, located in Northern Quebec and on Baffin Island, and its gold property, located in Eastern Quebec are currently in the exploration stage. The Atlanta Gold Property, located in Idaho, U.S.A., and which has completed its feasibility study in 2004, is in the development phase awaiting completion of the permitting process and the beginning of mine construction. To date, the Company has not earned significant revenues and is not considered to be in operation.

The recoverability of exploration and development expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability to obtain necessary financing, obtain government approval and attain profitable production, or alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material write-downs of the carrying amounts of deferred exploration expenditures.

As at September 30, 2007, the Company has an excess of current liabilities over current assets liabilities of $1,038,866 and has recorded a third quarter loss of $738,484. During the the third quarter, the Company realized proceeds of $165,986 from the sale of fuel supply at Brodeur and continues to explore financing alternatives to raise capital. It is not possible to determine with any certainty, the success or adequacy of these initiatives.

The financial statements of the Company have been prepared on the basis that the Company will continue as a going concern, which presumes that it will be able to realize its assets and discharge its liabilities in the normal course of business. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

2. UNAUDITED INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements of the Company have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of these interim financial statements have been included. The accounting policies and their methods of application are consistent with those used in the December 31, 2006 consolidated financial statements, except as disclosed herein. For further information, see the Company's consolidated financial statements and the accompanying notes included in the 2006 Annual Report. Results for the quarter ended September 30, 2007 are not necessarily an indication of the results that may be expected for the full fiscal year ended December 31, 2007.

3. CHANGE IN ACCOUNTING POLICY

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)

4. MINERAL PROPERTIES a) Atlanta Gold Property ("Atlanta")

The Company holds a 100% interest in several patented mining lands and unpatented mining claims. In August 2007, the Company paid US$15,625 in respect of annual maintenance fees on several unpatented claims to the Idaho Bureau of Land Management, and is expected to pay the following in the fourth quarter of 2007:

$35,000 to four lessors as annual advance royalty payments in respect of some of the patented lands plus accrued interest of 5% per year on $119,500, which will be repaid in four instalments, commencing with $25,000 payable in December 2007.

b) Abitibi Gold Property ("Abitibi")

The Company retains an option to earn a minimum 60% interest on mining claims pursuant to an option agreement entered into in August 2003, which requires that it make annual payments of $25,000 on September 1st of each year to Breakwater Resources Ltd. ("Breakwater") and to undertake exploration expenditures until September 1, 2008. The Company paid the option payment for 2007 on September 1, 2007. As at September 30, 2007, the Company had made cash payments of $100,000 and incurred exploration expenditures totalling approximately $2,222,000, which includes a 10% overhead component on all exploration expenditures incurred.

c) Brodeur Diamond Property ("Brodeur")

On December 31, 2006, the Company wrote down the carrying value of Brodeur after allowing certain claims to lapse at the end of fiscal 2006.

d) Torngat Diamond Property ("TORNGAT")

On December 31, 2006, the Company wrote off the carrying value of TORNGAT. Annual renewal fees of $5,795 (2006 and 2005 - $5,500), due to the Quebec Ministry of Natural Resources ("QMNR"), were paid in August 2007.

5. FINANCING

The Company received approximately $91,000 from the sale of calcium chloride supplies in May 2007 and approximately $166,000 from the sale of fuel supplies in September 2007. In November 2007, the Company issued a promissory note (the "Note") in respect of $200,000 received from a director of the Company. The Note bears interest at 5% per year and is due on demand.

6. CAPITAL STOCK, WARRANTS, AND CONTRIBUTED SURPLUS

As at September 30, 2007, the Company had 18,612,711 common shares outstanding, as well as stock options to purchase 206,667 additional common shares at prices ranging from $0.90 to $6.75 per share and warrants to purchase 111,590 additional common shares at prices ranging from $1.80 to $3.60 per share. Stock options expire between January 2008 and August 2012. Warrants expire between October 2007 and May 2008. In October 2007, 20,478 warrants expired unexercised. Details of the stock options, and share purchase warrants issued, exercised, forfeited and expired from January 1, 2005 to September 30, 2007 are as follows:

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)
	Share purchase warrants			Stock options
		Weighted	Fair market		Weighted
		Average	value of		Average
	No. of shares	Price	warrants $	No. of shares	Price
Balance, December 31, 2004	3,136,968	3.90	3,182,866	290,000	6.90
Securities issued, for cash from private offerings	199,434	3.30	34,743	-	-
Securities issued	26,667	1.80	10,821	63,333	3.00
Securities cancelled	-	-	-	(3,333)	5.85
Securities expired	(100,000)	6.00	(156,583)	(76,667)	6.60
Balance, December 31, 2005	3,263,069	3.75	3,071,847	273,333	6.00
Securities issued, for cash from private offerings	55,556	3.60	17,125	-	-
Securities issued, as agents' fees (note 6(b))	111,868	1.95	40,956	-	-
Securities issued	-	-	-	216,667	2.40
Securities cancelled	-	-	-	(70,000)	6.75
Securities expired	(3,036,968)	3.60	(3,026,283)	(56,667)	4.35
Balance, December 31, 2006	393,525	3.00	103,645	363,333	4.05
Securities issued	-	-	-	10,000	0.90
Securities expired	(281,935)	3.02	(69,841)	(60,000)	8.83
Securities cancelled	-	-	-	(106,666)	3.12
Balance, September 30, 2007	111,590	2.92	33,804	206,667	2.90

The weighted-average remaining contractual life of all stock options outstanding is 37 months as follows:

Expiry date	No. of shares	Exercise price $
January 17, 2008	6,667	6.75
January 29, 2008	3,333	6.00
February 5, 2008	3,333	6.00
August 19, 2008	3,333	5.25
November 13, 2008	16,667	5.85
November 24, 2009	26,667	4.28
February 11, 2010	20,000	3.30
June 30, 2010	6,667	2.70
February 13, 2011	13,334	2.85
June 28, 2011	10,000	1.80
September 28, 2011	50,000	1.65
November 6, 2011	26,666	1.50
December 11, 2011	10,000	1.35
August 10, 2012	10,000	0.90
	206,667

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)

7. STOCK BASED COMPENSATION

The Company issues stock options from time to time to its employees, officers, directors and consultants to the Company. In August 2007, the Company granted stock options to acquire acquire 10,000 common shares of the Company, resulting in a charge of $6,075 taken to stock-based compensation expense for the third quarter of 2007. The fair value of share purchase warrants ("Warrants") is charged directly to shareholders' equity against the corresponding share capital issued. The Company has not issued any Warrants in 2007.

Options and warrants that are exercised are recorded as share capital in the year that they are exercised and those that expire unexercised are recorded as contributed surplus. The fair value of the Warrants that expired unexercised in October 2007 is $13,523.

8. SEGMENTED INFORMATION

The Company operates in two geographical segments: Canada and United States. Corporate administrative activities are carried out from Canada.

The comparative interest and other income and loss incurred for the nine months ended September 30, 2007 and 2006, and the assets identifiable to those segments as at the most recent annual fiscal year ended are as follows:

	Canada	USA	Total
	$	$	$
Nine months ended September 30, 2007
Interest and other income	26,308	-	26,308
Loss for the period	1,004,885	989,142	1,994,027
Identifiable assets	11,356,097	28,639,062	39,995,159
Balance, December 31, 2006
Identifiable assets	12,667,868	25,741,735	38,409,603
Nine months ended September 30, 2006
Interest and other income	15,347	-	15,347
Loss for the period	1,354,704	21,217	1,375,921

9. Related party transactions
Included in the current liabilities is $80,859 due to an officer, a director and one former director of the Company, consisting of:

$60,000 in respect of a demand note issued to a former director of the Company, bearing interest at 5% per annum; and
$20,859 in respect of expenses due an officer and a director of the Company.

During the third quarter of 2007, consulting fees of $80,450 were paid to two officers and interest expense of $4,538 was paid to two former directors of the Company.
During the second quarter, $303,012 was paid into a trust on behalf of a former director and officer of the Company, pending resolution of outstanding claims between the parties.

ATLANTA GOLD INC.
(formerly Twin Mining Corporation)
(a development stage company)

10. CONTINGENCIES AND COMMITMENTS

On May 25, 2005, the Idaho Conservation League (“ICL”) filed a complaint alleging that the Company's wholly-owned subsidiary in the United States, Atlanta Gold Corporation ("Atlanta Gold") was in violation of the United States Clean Water Act by allowing drainage from a historic underground mine adit to discharge into a local creek. The U.S. Environmental Protection Agency ("EPA") and the U.S Forest Service ("USFS") have indicated satisfaction with the initiatives taken to date by Atlanta Gold. including commencement in May 2005 of the installation of water treatment facilities (WTF) for this historic mine drainage. On December 8, 2005, an out-of court settlement on the complaint was approved by the federal district court, which confirmed Atlanta Gold’s requirement to complete construction of the WTF by December 1 2005, and required Atlanta Gold to create a fund of US$25,000 to be used for additional environmental projects benefiting water quality in the area and to pay $6,000 towards ICL’s legal fees. In January 2006, the Company paid US$31,000 project fund and the legal fees of ICL. In 2006, the Company installed two water treatment ponds at the 900 Adit projects, and undertook additional modifications, including reinstalling a liner in one of the two ponds, as requested by ICL. During the first half of 2007, the Company installed an erosion control system to prevent any sediment from reaching the local creek, installed an 8-foot high elk fence to prevent wildlife ingress, and acquired piping to connect six historic adits to the WTF, incurring costs of almost US$145,000 in respect of the ICL claim (2006 - US$426,000). The Plan of Study in respect of the WTF project has been submitted to the USFS for review.

In September 2006 and April 2007, two equipment suppliers brought actions against the Company seeking damages totalling approximately $1,124,235. The Company filed statements of defence in October 2006 and July 2007 respectively.

After incurring almost $45,000 in qualifying exploration expenditures in Canada ("CEE") during the first nine months of 2007, the Company is committed to incur approximately $128,000 by December 31, 2007.

The Company has operating lease commitments in respect of its head office space and office equipment until January 2010 as follows:

2007	$18,438
2008	$73,750
2009	$73,750
2010	$1,270

11. COMPARATIVE FIGURES

Certain comparative figures may have been reclassified to conform with the presentation adopted in the current period.